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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                          -----------------------

                             SCHEDULE 14D-1/A
                          TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                          ------------------------

                             PROXIMA CORPORATION
                          (NAME OF SUBJECT COMPANY)

                             BD ACQUISITION CORP.
                                  ASK ASA
                                 (BIDDERS)

                         COMMON STOCK, PAR VALUE $.001
                        (TITLE OF CLASS OF SECURITIES)

                                   744287103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ---------------------------

                               OLE J. FREDRIKSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    ASK ASA
                              K.G. MELDAHLSVEI 9
                              N-1602 FREDRIKSTAD
                                    NORWAY
                                (47 69) 34 0155
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                              JOHN A. HEALY, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

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

     This  Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on March 13, 1998 (the "Schedule 14D-1"), by BD Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


ITEM 10.  ADDITIONAL INFORMATION.

     (c) On March 25, 1998, Parent received notice from the Federal Trade Commission and the Antitrust Division of the Department of Justice of early termination of the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer. Accordingly, the condition to the Offer that any waiting periods under the HSR Act shall have expired or terminated has been satisfied. On March 26, 1998, Parent issued a press release announcing the early termination of the waiting period under the HSR Act, a copy of which has been filed as Exhibit (a)(11) to this Amendment No. 1 and is incorporated herein by reference in its entirety.


ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(11)   Text of press release issued by Parent on March 26, 1998.

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                                          SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 26, 1998


                                                 BD ACQUISITION CORP.


                                                 By: /S/OLE J. FREDRIKSEN
                                                     ----------------------
                                                 Name:  Ole J. Fredriksen
                                                 Title: President


                                                  ASK asa


                                                  By: /S/ OLE J. FREDRIKSEN
                                                      -----------------------
                                                  Name:  Ole J. Fredriksen
                                                  Title: President and Chief
                                                         Executive Officer

                               INDEX TO EXHIBITS


                                    EXHIBIT

EXHIBIT
NUMBER
--------

(a)(11)     Press Release issued by Parent, dated March 26, 1998.

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                                  EXHIBIT (A)(11)
                                  ---------------


ASK asa

Contact:  Ole J. Fredriksen
President and Chief Executive Officer
Telephone: (47 69) 34 0155



FOR IMMEDIATE RELEASE

Fredrikstad, Norway, March 26, 1998 - ASK asa, which on March 13, 1998 announced a tender offer at $11.00 per share for all the common stock of Proxima Corporation, reported that it has received notice from the Federal Trade Commission and the Antitrust Division of the Department of Justice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to ASK's proposed acquisition of Proxima Corporation.